Mail Stop 3561

June 19, 2006

<u>Via U.S. Mail</u>

Fred Robustelli, Esq.
GE Commercial Financial Services
401 Merritt 7, 4th Floor
Norwalk, CT 06851

Re: CDF Funding, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed June 8, 2006
File No. 333-130782

Dear Mr. Robustelli:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All page references are to the marked copies you provided to us.

Prospectus Supplement

<u>Exhibits</u>

1. We note that Section 2.9 of your servicing agreement allows for the accountant's attestation report to be replaced by any similar certification "using standards which are now or in the future in use by servicers of comparable assets" <u>or</u> which otherwise comply with the rules and regulations of the Commission. Revise to clarify that regardless of standards used by other servicers, the certification required by this section will at all times comply with the rules and regulations of the Commission. Additionally, please file the agreement on EDGAR prior to effectiveness. Finally, we note that your subservicing agreement will be filed by amendment. Please file an updated subservicing agreement prior to effectiveness.

* * * * *

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3454 with any other questions.

                                                                Regards,

                                                                Sara D. Kalin
                                                                Branch Chief - Legal

cc: Marc Klyman, Esq.
        Mayer, Brown, Rowe & Maw LLP
        Fax: (312) 706-8158